Exhibit A

Plan of Share Exchange

1.

Agreement of Share Exchange. Missouri Gas Utility, Inc., (“MGU”) shall be acquired by CNG Holdings, Inc. (“CNG Holdings”) pursuant to the Colorado Revised Statutes Sections 7-11-102 and 7-111-106 (Colorado Business Corporation Act). This shall be a statutory exchange pursuant to Section 368(a)(1)(B) of the Internal Revenue Code, as amended.

2.

Effect of Share Exchange. On the effective date of the exchange, the shares of each acquired corporation are exchanged as provided in the plan, and the former holders of the shares are entitled only to the exchange rights provided in the articles of share exchange or to their rights under the Colorado Business Corporation Act.

3.	Conversion of Shares. The manner and basis of exchanging the shares of the affected corporation into shares of the acquiring corporation is as follows:

a.

On the effective date, all of the issued and outstanding shares of MGU capital stock shall be acquired through exchange for shares of then to be issued capital stock of CNG Holdings. Each shareholder affected by the exchange shall receive one (1) share of CNG Holdings for each 25 shares of MGU.

b.	No fractional shares shall be issued by reason of the exchange of shares.

4.

Approval by Directors and Shareholders. This plan of exchange has been approved by the board of directors of both MGU and CNG Holdings and is subject to the approval of the shareholders of MGU by the requisite vote.

5.	Articles of Exchange. The appropriate officers of each corporation shall cause the articles of exchange to be filed with the Secretary of State of Colorado.

6.	Effective Date. The exchange shall be effective on ________________.